EXHIBIT 99.7

CERTIFICATION REQUIRED BY RULE 15D-14 AND SECTION 1350 OF
CHAPTER 63 OF TITLE 18 OF THE UNITED STATES CODE
(AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002)

     The undersigned does hereby certify, to his knowledge, that the Annual Report on Form 40-F of Paramount Energy Trust (the “Trust”) for the year ended December 31, 2003, fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934 and that the information contained therein fairly presents, in all material respects, the financial condition and results of operations of the Trust as of and for the periods presented.

May 19, 2004
Calgary, Canada	By:	/s/ Clayton H. Riddell

Clayton H. Riddell
Chairman of the Board, Chief Executive
Officer and Director
Paramount Energy Operating Corp.,
Administrator of Paramount Energy
Trust